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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement
Pursuant to Section 14(d)(4) of the
Securities Exchange Act of 1934

Lowrance Electronics, Inc.
(Name of Subject Company)

Lowrance Electronics, Inc.
(Name of Person Filing Statement)

Common Stock, par value $0.10 per share
(Title of Class of Securities)

54890010
(CUSIP Number of Class of Securities)

Darrell J. Lowrance
President and Chief Executive Officer
Lowrance Electronics, Inc.
12000 East Skelly Drive
Tulsa, Oklahoma 74128
(918) 437-6881
(Name, address and telephone number of person
authorized to receive notice and communications
on behalf of the person filing statement)

COPIES TO:

Marcus A. Watts
Locke Liddell & Sapp LLP
3400 JPMorgan Chase Tower
600 Travis
Houston, Texas 77002
(713) 226-1200

ITEM 1.    SUBJECT COMPANY INFORMATION.

        The name of the subject company is Lowrance Electronics, Inc., a Delaware corporation (the "Company"). The address of the principal executive offices of the Company is 12000 East Skelly Drive, Tulsa, Oklahoma 74128, and the telephone number of the Company at that address is (918) 437-6881.

        The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (this "Statement") relates is the common stock, par value $0.10 per share, of the Company (the "Shares"). As of January 27, 2006, there were 5,135,516 Shares outstanding.

ITEM 2.    IDENTITY AND BACKGROUND OF FILING PERSON.

        The name, business address and business telephone number of the Company, which is the subject company and the entity filing this Statement, are set forth in Item 1 above.

        This Statement relates to a tender offer (the "Offer") described in the Tender Offer Statement on Schedule TO, dated January 31, 2006 (as amended or supplemented, the "Schedule TO"), filed by Simrad Yachting AS, a stock corporation incorporated under the laws of Norway ("Parent"), and its wholly owned subsidiary, Navico Acquisition Corp., a Delaware corporation ("Sub"), with the Securities and Exchange Commission relating to an offer by Sub to purchase all of the issued and outstanding Shares of the Company at a price of $37.00 per Share, net to the seller in cash, without interest thereon (the "Offer Price"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated January 31, 2006 (the "Offer to Purchase"), and the related Letter of Transmittal. The Offer to Purchase and the Letter of Transmittal have been filed as Exhibit (a)(1)(A) and Exhibit (a)(1)(B), respectively, to this Statement, and are incorporated herein by reference in their entirety.

        The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 29, 2006 (the "Merger Agreement"), among the Company, Parent and Sub, a copy of which is filed as Exhibit (e)(1) hereto, and is incorporated herein by reference in its entirety. The Merger Agreement provides, among other things, for the making of the Offer by Sub, and further provides that, following the completion of the Offer, upon the terms and subject to the conditions of the Merger Agreement, and in accordance with the Delaware General Corporation Law (the "DGCL"), Sub will be merged with and into the Company (the "Merger"). Following the effective time of the Merger (the "Effective Time"), the Company will continue as the surviving corporation (the "Surviving Corporation") and become a wholly owned subsidiary of Parent.

        At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time (other than Shares held by the Company as treasury stock or owned by the Company, Parent, Sub or any other subsidiary of Parent or the Company, which shall be canceled, and other than Shares, if any (collectively, "Dissenting Shares"), held by stockholders who have properly exercised appraisal rights under Section 262 of the DGCL) will, by virtue of the Merger and without any action on the part of the holders of the Shares be converted into the right to receive in cash the Offer Price, payable to the holder thereof, upon surrender of the certificate formerly representing such Share, less any required withholding taxes.

        The Schedule TO indicates that the principal executive offices of the Parent are located at P.O. Box 111, Strandpromenaden 50, 3191 Horten, Norway, and the principal executive offices of Sub are located at P.O. Box 111, Strandpromenaden 50, 3191 Horten, Norway.

ITEM 3.    PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

        Except as described below or incorporated by reference herein, to the knowledge of the Company, as of the date hereof, there are no material contracts, agreements, arrangements,

understandings or any actual or potential conflicts of interest between the Company or its affiliates and (i) the Company, its executive officers, directors or affiliates, or (ii) Parent, Sub, or their executive officers, directors or affiliates.

        The following summaries of the Merger Agreement, the Tender Agreements and the Confidentiality Agreement, as well as the other agreements described or referred to in Annex I, are qualified in their entirety by reference to the copies thereof filed as exhibits to this Statement.

(a)    The Merger Agreement

        The summary and description of the Merger Agreement and the conditions of the Offer contained in Sections 11 ("The Transaction Documents—The Merger Agreement") and 15 ("Certain Conditions of the Offer"), respectively, of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Merger Agreement, which has been filed as Exhibit (e)(1) hereto and is incorporated herein by reference.

(b)    Director and Officer Indemnification and Insurance

        The Merger Agreement provides that all rights to indemnification existing on the date of the Merger Agreement in favor of the current or former directors, officers or employees of the Company and its subsidiaries for acts or omissions existing or occurring at or prior to the Effective Time, as provided in their respective certificates of incorporation or bylaws, will survive the Merger and continue in full force and effect in accordance with their terms.

        In addition, the Surviving Corporation will maintain for a period of six years from the Effective Time the Company's existing officers' and directors' liability insurance policy (the "D&O Insurance"), so long as the annual premium therefor is not in excess of 200% of the last annual premium paid prior to the date of the Merger Agreement (the "Maximum Premium"). The Company may purchase a six-year prepaid "tail" policy prior to the Effective Time on terms and conditions no less advantageous to the indemnified parties than the existing D&O Insurance, provided the lump sum payment to purchase such coverage does not exceed six times the Maximum Premium. If the Company's existing D&O Insurance expires, is terminated or is cancelled during such six-year period, the Surviving Corporation will obtain as much D&O Insurance as can be obtained for the remainder of such period for an annualized premium not exceeding the Maximum Premium.

(c)    Effect of the Transaction on Employee Benefit Plans

        The Merger Agreement provides that for a period of 12 months following the Effective Time, Parent will use its good faith efforts to provide employees of the Company and its subsidiaries with pension and welfare benefits under employee benefit plans that are no less favorable in the aggregate than those currently provided by the Company and its subsidiaries to such employees; provided, however, that nothing in the Merger Agreement will preclude Parent from terminating the Company's benefit plans, or require Parent to retain the employment of any particular employee of the Company.

(d)    Tender Agreements

        The summary and description of the Tender Agreements contained in Section 11 ("The Transaction Documents—The Tender Agreements") of the Offer to Purchase are incorporated herein by reference. Such summary and description are qualified in their entirety by reference to the Tender Agreements, which have been filed as Exhibit (e)(2) and Exhibit (e)(3) hereto and are incorporated herein by reference.

(e)    Confidentiality Agreement

        The following summary description of the confidentiality agreement entered into between Parent and the Company (the "Confidentiality Agreement") is qualified in its entirety by reference to the agreement itself, which has been filed as Exhibit (e)(4) hereto and is incorporated herein by reference.

        On January 6, 2006, the Company and Parent entered into the Confidentiality Agreement pursuant to which Parent agreed, in return for the Company's making available certain non-public information, to treat such information confidentially and use such information solely for the purpose of evaluating and pursuing the transaction between the parties. Parent also agreed that it and its representatives will not disclose any of the evaluation information unless the disclosure is made to a representative of Parent who needs to have such material for the sole purpose of evaluating the transaction between the parties.

ITEM 4.    THE SOLICITATION OR RECOMMENDATION.

(a)    Recommendation of the Board

        The Company's Board of Directors (the "Board") has unanimously approved the Merger Agreement and the transactions contemplated thereby and determined unanimously that the Offer and the Merger are advisable and fair to and in the best interests of the stockholders of the Company and recommends that all stockholders of the Company tender all of their Shares pursuant to the Offer. This recommendation is based in part upon an opinion (the "Fairness Opinion") received by the Company from J.P. Morgan Securities Inc. ("JPMorgan") that, on the basis of and subject to the matters set forth in the Fairness Opinion, the consideration to be received by the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to such holders.

(b)    Background

        From time to time since 1998, the Company has been approached by various third parties that have expressed interest in acquiring the Company. Beginning in August 1998, the Company has engaged JPMorgan or its predecessors to act as its financial advisor in connection with these inquiries and to explore potential strategic alternatives. In connection with these engagements, the Board has received various financial analyses from JPMorgan.

        In March 1999, the Company entered into a definitive agreement to be acquired by Orbital Sciences Corporation ("Orbital") for consideration valued at $7.30 per Share or approximately $27.5 million for all of the Shares (which translated into an enterprise value (defined as aggregate equity value plus long-term debt minus cash) of approximately $54.8 million for the Company). The transaction ultimately was subject to a financing condition that Orbital did not satisfy. As a result, the Company terminated the agreement in late 1999.

        In January 2001, the Company entered into a definitive agreement to be acquired by Cobra Electronics Corporation ("Cobra") for $8.25 per Share in cash or approximately $31.1 million for all the Shares (which translated into an enterprise value of approximately $50.9 million for the Company). This transaction was also subject to a financing condition. A tender offer was commenced in January 2001 and was extended several times. During the offer period, Cobra alleged that it had the right to terminate the agreement because of the Company's failure to meet its projections and the parties agreed to reduce the consideration to $7.50 per Share. On May 2, 2001, Cobra terminated the agreement, alleging a material adverse change based upon the Company's most recent quarterly results.

        In December 2002, the Company received a written proposal from Johnson Outdoors, Inc. ("Johnson Outdoors") to acquire the Company for cash at a price between $7 and $8 per Share. On January 17, 2003, the Company and Johnson Outdoors agreed in principle to a transaction at a purchase price of $7.75 per Share in cash or approximately $29.2 million for all the Shares (which translated into an enterprise value of approximately $46.6 million for the Company). This agreement in principle was subject to, among other things, completion of due diligence to the buyer's satisfaction, negotiation of a mutually acceptable definitive agreement and approval by each party's board of directors. The price represented a premium of 24.6% over the trading price of the shares on January 16, 2003. The buyer performed due diligence and engaged in negotiations with the Company until April 2003. Ultimately, the parties were unable to agree on the material terms of the transaction and terminated the negotiations in April 2003.

        In September 2004, the Company, Darrell J. Lowrance, the Company's President and Chief Executive Officer, and certain other members of the Company's management completed a combined primary and secondary underwritten public offering of 2,469,736 Shares at a price of $24 per Share, which generated net proceeds to the Company and the selling stockholders of $25.9 million and $29.8 million, respectively.

        In late spring of 2005, Mr. Gary Burrell, the former President and Chief Executive Officer of Garmin, Ltd. ("Garmin"), contacted Mr. Lowrance concerning the possible acquisition of the Company by Garmin. On July 5, 2005, Garmin submitted to the Company an unsolicited written offer to acquire the Company for $28.00 per Share in cash or approximately $143.8 million for all the Shares (which translated into an enterprise value of approximately $147.7 million for the Company). This price represented a premium of 33% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. Garmin's offer was subject to satisfactory completion of due diligence and certain other conditions, including obtaining an exclusivity period that would end 45 days after the date Garmin was given access to due diligence materials, the negotiation and agreement on final terms and definitive agreements reflecting those terms and the approval of Garmin's board. Mr. Lowrance contacted Mr. Burrell of Garmin by telephone and informed him that the Board was not seeking a buyer for the Company at that time and that, given the Company's strong recent financial performance and future prospects, Garmin's offer was below the Board's view of the value of the Company.

        In early summer of 2005, Mr. Malcolm Miller, the Chief Executive Officer of Raymarine plc ("Raymarine"), contacted Mr. Lowrance to express Raymarine's interest in entering into negotiations to acquire the Company. On September 30, 2005, Raymarine submitted to the Company an unsolicited written offer to acquire the Company for $33.00 per Share in cash or approximately $169.5 million for all the Shares (which translated into an enterprise value of approximately $181.6 million for the Company). This price represented a premium of 29.8% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. Raymarine's offer was subject to a financing condition and other material conditions, including satisfactory completion of due diligence, the negotiation and agreement on final terms and definitive agreements reflecting those terms, the approval of Raymarine's board and shareholders and receipt of all required regulatory approvals. Mr. Lowrance discussed this offer with the members of the Board and they determined not to pursue the offer because, among other things, they believed the offer price was below the value of the Company given its recent strong results and its future prospects and the risk of non-completion given the existence of the financing condition. Following such discussions with the Board members, Mr. Lowrance contacted Mr. Miller of Raymarine by telephone and informed him that the Board was not seeking a buyer for the Company at that time and that, given the Company's strong recent financial performance and future prospects, Raymarine's offer was below the Board's view of the value of the Company. By letter dated December 20, 2005, Raymarine withdrew its offer but expressed an interest in resuming discussions in the spring of 2006.

        On December 5, 2005, Mr. Hugo Maurstad, the Chairman of Parent, contacted Mr. Lowrance by telephone and indicated that Parent wanted to explore the possibility of acquiring the Company. The parties arranged a meeting in Dallas, Texas on December 9, 2005. At that meeting, Mr. Maurstad and Mr. Reynir Indahl of Parent met with Mr. Lowrance and other representatives in Dallas. The purpose of the meeting was to provide Parent with an opportunity to gain a better understanding of the Company and its businesses and operations. While no offer was made by Parent at this meeting, the parties did discuss indicative prices in the high $30 range.

        On December 15, 2005, Garmin sent by mail addressed to the Company (but not to the attention of any particular person) a second unsolicited written offer to acquire the Company for $34.00 per Share in cash or approximately $174.6 million for all the Shares (which translated into an enterprise value of approximately $186.7 million for the Company). This price represented a premium of 38% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. Except for the price, the revised offer contained substantially the same terms and conditions as were in Garmin's prior offer. Mr. Lowrance contacted the other members of the Board to set up a meeting to discuss this offer and the Raymarine offer (which had not yet been withdrawn).

        On December 22, 2005, before the meeting of the Board described above was held, Parent submitted to the Company a written indicative offer to acquire the Company for $37.00 per Share in cash or approximately $190.0 million for all the Shares (which translated into an enterprise value of approximately $202.2 million for the Company). This price represented a premium of 44% to the trading price of the Shares on the last trading day immediately preceding the date on which the Company received the offer. The offer was not subject to a financing condition but was subject to satisfactory completion of due diligence by Parent and negotiating and agreement on final terms and definitive agreements reflecting those terms.

        The Board met on December 26, 2005 with its outside legal counsel and JPMorgan to discuss Parent's offer and Garmin's most recent offer. At this meeting, the Board was briefed by outside counsel with respect to their fiduciary duties under Delaware law and JPMorgan made a presentation with respect to the financial terms of the two offers. The Board also discussed with senior management, outside counsel and JPMorgan other aspects of the two offers, including the comparative benefits and risks associated with the two offers, including the regulatory, financing and other risks of the two proposals. The Board also discussed with its advisors other possible strategic alternatives, including remaining as a stand-alone company. While the Board did not reach a decision to sell the Company at this time, it authorized the Company's management to continue to pursue a transaction with Parent. Key factors in the Board's decision to follow this course of action included the following:

  •
  Parent's all cash offer was materially higher than Garmin's offer and significantly higher than the price most recently offered by Raymarine;

  •
  Because Parent does not compete with the Company in any material respect, its offer involved significantly less antitrust completion risk and potential competitive harm from disclosing confidential proprietary information than the Garmin or Raymarine offers;

  •
  Parent's insistence that its indicative price was predicated on the Company moving forward quickly with due diligence and to definitive agreements and that Parent would not participate in an open auction;

  •
  The Board's belief that Parent would conduct its due diligence promptly and that the parties would be able to negotiate and enter into definitive agreements at the indicative price and on terms that would not preclude other bidders from conducting due diligence and negotiating and making superior proposals; and

  •
  The Board's belief that entering into definitive agreements with Parent would not significantly disrupt the Company's businesses or its relationships with suppliers, customers or employees because the products and geographic presence of the two companies do not overlap in any material respect.

        On January 2, 2006, representatives of Parent contacted Mr. Lowrance by telephone to schedule due diligence meetings in Tulsa, Oklahoma between January 4 and January 6, 2006. These meetings were conducted at the offices of the Company's outside legal counsel and attended by representatives of the Company and Parent, their respective outside legal counsel and JPMorgan. At these meetings, the parties entered into a confidentiality agreement and Parent and its counsel reviewed written due diligence materials. In addition, the Company made presentations with respect to its business and operations.

        During the week of January 9, 2006, representatives of Parent visited the Company's manufacturing facility in Ensenada, Mexico, representatives of both parties met in Houston, Texas for additional discussions with respect to the proposed transaction and Parent's legal advisors continued their review of written due diligence materials.

        On January 18, 2006 and January 19, 2006, representatives of Parent and the Company, and their respective legal advisors attended meetings in Houston at the offices of the Company's outside legal counsel. At these meetings, Parent delivered an outline of the proposed structure for the transaction and proposed terms for the merger agreement, together with a draft of the merger agreement reflecting those terms. On January 20, 2006, Parent's outside legal counsel distributed a revised draft of the merger agreement reflecting certain points which were agreed at the meetings. The draft merger agreement included a form of tender agreement to be signed by Mr. Lowrance and Ronald G. Weber, Executive Vice President of the Company, pursuant to which they would agree, among other things, to tender their Shares in Parent's proposed tender offer.

        The Board met on January 20, 2006 with its outside counsel and JPMorgan. The Board was briefed again on its fiduciary duties by its outside counsel. The Company's outside counsel summarized the current status of negotiations and the material terms of the proposed merger agreement and the remaining open items. JPMorgan discussed the financial terms of the transaction. The Board discussed with outside counsel and JPMorgan various aspects of the proposed transaction, including the ability of Parent to fund the transaction, the Company's ability to provide confidential information and negotiate with other bidders in relation to Superior Proposals (as defined in the Merger Agreement), the ability of Parent to walk away from the transaction, and the likelihood of consummation of the transaction. Given the progress that had been made to date and for the same reasons that applied to its decision at the December 26, 2005 Board meeting, the Board authorized the Company's management to continue moving forward with the proposed transaction with Parent.

        Between January 18 and 28, 2006, Parent, the Company and their respective outside legal advisors continued to negotiate the terms of the merger agreement and tender agreements by telephone and email. During this period, Parent and its outside legal counsel also completed their due diligence review of the Company and took the necessary steps to obtain all required internal approvals and Parent's debt and equity funding for the proposed transaction. On January 25, 2006, Parent's board of directors met to review and approved the proposed transaction, subject to final agreement on price and other material terms between authorized officers of Parent and the Company. On January 27, 2006 Parent obtained debt and equity commitment letters sufficient to fund the acquisition of the Company.

        On January 27, 2006 the parties agreed on a purchase price of $37.00 per Share and finished negotiating the final terms of the merger agreement and tender agreements. On the afternoon of January 27, 2006, the Board met to consider Parent's offer to purchase the Shares for $37.00 per Share in cash and discuss the terms of the merger agreement. The Board received (i) an updated presentation from JPMorgan regarding the financial terms of the proposed transaction, (ii) a presentation from Company management, JPMorgan and outside counsel concerning the benefits and risks of entering into the proposed transaction with Parent and Sub and (iii) a presentation from its outside legal counsel concerning the material terms of the merger agreement and the tender agreements, as well as the Board's fiduciary duties under Delaware law in connection with the transaction generally. The Board also received orally an opinion of JPMorgan that the offer price of $37.00 per Share was fair, from a financial point of view, to the stockholders of the Company. Following extensive discussions, the Board unanimously approved the Merger Agreement, the Offer and the Merger, determined that the terms of the Offer and the Merger are fair to, and in the best interests of, the Company's stockholders and recommended that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. The Board's reasons for taking these actions is described in detail below under "Reasons for Recommendation."

        Parent, Sub and the Company executed the Merger Agreement and Mr. Lowrance and Mr. Weber executed the Tender Agreements effective as of January 29, 2006. The Board also received the written opinion of JPMorgan, dated as of January 29, 2006, that the offer price of $37.00 per Share was fair, from a financial point of view, to the stockholders of the Company.

        Before the opening of the trading of the Shares on Nasdaq on January 30, 2006, the Company and Parent publicly disclosed the execution of the Merger Agreement by joint press release.

        On January 31, 2006, Parent and Sub commenced the Offer.

(c)    Reasons for Recommendation

        In approving the Merger Agreement and the transactions contemplated thereby and recommending that all holders tender their Shares pursuant to the Offer, the Board considered a number of factors, including the following:

          (i)    the business and financial prospects of the Company as an independent company, and the risks and benefits inherent in remaining an independent public company;

          (ii)    the Board's familiarity with, and information provided by the Company's management as to, the business, financial condition, results of operations, current business strategy and future prospects of the Company, the nature of the markets in which the Company operates, the Company's position in such markets and the historical and current market prices for the Shares;

          (iii)   the terms of the Merger Agreement, including the proposed structure of the Offer and the Merger involving an immediate cash tender offer followed by a merger for the same consideration;

          (iv)   that the per share price contemplated by the Merger Agreement, at $37.00, represented a significant premium to the trading price of the Shares prior to the announcement of the execution of the Merger Agreement and was materially higher than the offers that had previously been received from Garmin and Raymarine;

          (v)   the written opinion of JPMorgan that the consideration to be received by the Company's stockholders in the Offer and the Merger is fair, from a financial point of view, to such holders;

          (vi)   that the Merger Agreement permits the Company to (a) furnish nonpublic information to any third party that has submitted, or enter into negotiations with such a third party with respect to, a Qualifying Acquisition Proposal (as defined in the Merger Agreement) that either is, or is reasonably likely to lead to, a Superior Proposal (as defined in the Merger Agreement) and (b) recommend any Qualifying Acquisition Proposal that is a Superior Proposal if (x) in each case a majority of the members of the Board (at a meeting representing a quorum) determines in its reasonable good faith judgment, after consultation with independent counsel to the Company, that failure to take such actions would cause the Board to violate its fiduciary duties to its stockholders under applicable law, (y) prior to furnishing any such information or engaging in any such negotiations the Company and the other person execute a confidentiality agreement on substantially the same terms as the confidentiality agreement signed by Parent, and (z) prior to engaging in any such negotiations or making any such recommendation, the Board provides three business days' prior written notice to Parent of its intent to take any such action; provided, however, that any such recommendation would permit Parent to terminate the Merger Agreement and receive the termination fee and expenses described below;

          (vii)  the termination provisions of the Merger Agreement, which under certain circumstances could obligate the Company to pay a $7,500,000 termination fee to Parent and reimburse Parent and/or Sub for its actual expenses (not to exceed $1,500,000) incurred in connection with the transaction, and the Board's belief that such fees and expense reimbursement provisions would not deter a higher offer;

          (viii)  strategic considerations, such as the Company's competitive position and the need for additional capital to support further growth by the Company;

          (ix)   the risks relating to the unsolicited proposals recently received from other parties, and the uncertainties associated therewith (including the lower valuation and offer prices, the financing contingency in the Raymarine offer, the likelihood of completion of such transactions, the increased antitrust completion risk and potential competitive harm from disclosing confidential proprietary information, and the level of disruption that the execution of definitive agreements with those parties might have on the Company's business and its relationship with suppliers, customers and employees);

          (x)   the high likelihood of completing the proposed transaction with Parent, especially in view of the fact that the Offer and Merger are not subject to any financing condition and the limited antitrust completion risk given that Parent does not compete with the Company in any material respect;

          (xi)   the fact that announcing a transaction with Parent was unlikely to disrupt the Company's businesses or its relationships with suppliers, customers or employees given that the products and geographic presence of the two companies do not overlap in any material respect; and

          (xii)  the possible alternatives to the Offer and the Merger that might be available to the Company and the stockholders, including the alternative of the Company remaining independent and continuing to execute its strategic plan.

        The foregoing discussion addresses the material information and factors considered by the Board in its consideration and approval of the Offer and the Merger. In view of the variety of factors and the amount of information considered, the Board did not find it practicable to provide specific assessments of, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination or determine that any factor was of particular importance. The determination to recommend that the stockholders accept the Offer was made after consideration of all of the factors taken as a whole, including discussions with and questioning of the Company's management and reviewing information received from, and engaging in discussions with and questioning, the Company's legal and financial advisors. In addition, individual members of the Board may have given different weights to different factors.

(d)    Opinion of the Company's Financial Advisor

        On January 29, 2006, JPMorgan delivered to the Board its written opinion to the effect that, as of that date and subject to the assumptions and limitations set forth therein, the consideration to be received by the holders of Shares in the transaction was fair, from a financial point of view, to such holders.

        The full text of JPMorgan's opinion describes the assumptions made, procedures followed, matters considered and limitations on the review undertaken by JPMorgan. This opinion is attached as Annex II and is incorporated into this document by reference. JPMorgan's opinion addresses only the fairness from a financial point of view to the holders of Shares of the consideration to be received by holders in the transaction and does not constitute a recommendation to any stockholders of the Company as to whether such stockholders should tender their shares in the Offer or how such stockholders should tender their shares for exchange in the Offer or how such stockholders should vote with respect to the Merger or any other matter, if such vote is required. The opinion does not address the relative merits of the transaction as compared to other business strategies or transactions that might be available with respect to the Company or the underlying business decision of the Company to effect the transaction. Stockholders are encouraged to read the opinion of JPMorgan carefully and in its entirety. The summary of JPMorgan's opinion below is qualified in its entirety by reference to the full text of JPMorgan's opinion.

        Although JPMorgan evaluated the fairness of the consideration from a financial point of view to the holders of Shares, the consideration itself was determined through negotiations between the Company and Parent. While JPMorgan did provide financial advice to the Board during the course of these negotiations, the decision to approve and recommend this transaction was made independently by the Board. JPMorgan's opinion was one among numerous factors that the Board took into consideration in making the determination to approve and recommend the transaction and the Merger Agreement.

        In the course of performing its review and analyses for rendering its opinion, JPMorgan:

  •
  reviewed the Merger Agreement;

  •
  reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates;

  •
  compared the proposed financial terms of the transaction with the publicly available financial terms of certain transactions involving companies it deemed relevant and the consideration received for such companies;

  •
  compared the financial and operating performance of the Company with publicly available information concerning certain other companies it deemed relevant and reviewed the current and historical market prices of the Shares and certain publicly traded securities of such other companies;

  •
  reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business;

  •
  performed such other financial studies and analyses and considered such other information as it deemed appropriate for the purposes of its opinion; and

  •
  held discussions with certain members of the management of the Company with respect to certain aspects of the transaction, the past and current business operations of the Company, the financial condition and future prospects and operations of the Company and certain other matters JPMorgan believed necessary or appropriate to its inquiry.

        In preparing its opinion, JPMorgan relied upon and assumed, without independent verification, the accuracy and completeness of all information that was publicly available or was furnished to it by the Company or Parent or otherwise reviewed by it. In relying on financial analyses and forecasts provided to it, JPMorgan assumed that such analyses and forecasts had been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts related. JPMorgan did not conduct any valuation or appraisal of any assets or liabilities, nor was it furnished with any such valuations or appraisals.

        JPMorgan's opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to it as of, the date thereof. It should be understood that subsequent developments may affect JPMorgan's opinion and that it does not have any obligation to update, revise, or reaffirm its opinion. JPMorgan's opinion is limited to the fairness, from a financial point of view, of the consideration in the proposed transaction and JPMorgan has expressed no opinion as to the underlying decision by the Company to engage in the transaction.

        Set forth below is a summary of the material financial analyses presented by JPMorgan to the Board on January 27, 2006, in connection with the rendering of its opinion. This summary does not purport to be a complete description of the analyses underlying the JPMorgan opinion.

        In performing its analyses, JPMorgan made numerous assumptions with respect to industry performance, general business, economic, market and financial conditions and other matters, many of which are beyond the control of JPMorgan, the Company and Parent. Any estimates contained in the analyses performed by JPMorgan are not necessarily indicative of actual values or future results, which may be significantly more or less favorable than suggested by these analyses. In addition, estimates of the value of businesses or securities do not purport to be appraisals or to reflect the prices at which such businesses or securities might actually be sold. Accordingly, these analyses and estimates are inherently subject to substantial uncertainty.

Historical Stock Trading Analysis

        JPMorgan reviewed the historical trading prices for the Shares for the period from January 1996 to January 25, 2006. In addition, JPMorgan analyzed the consideration to be received by holders of Shares pursuant to the transaction in relation to the closing price of the Shares on January 25, 2006 and the latest 1-month, 3-month, 6-month and 12-month average market prices and the 52 week high and low market prices of the Shares.

        This analysis indicated that the price per share to be received by the holders of Shares pursuant to the transaction represented:

  •
  a premium of 47.6% based on the market price of $25.00 per share as of January 25, 2006;

  •
  a premium of 41.5% based on the 1-month average market price prior to January 25, 2006;

  •
  a premium of 51.6% based on the 3-month average market price prior to January 25, 2006;

  •
  a premium of 53.3% based on the 6-month average market price prior to January 25, 2006; and

  •
  a premium of 54.5% based on the 12-month average market price prior to January 25, 2006.

Comparable Public Companies Analysis

        JPMorgan compared selected financial information for the Company with corresponding financial information of selected publicly held companies in the instrumentation industry. JPMorgan selected these companies for comparison because they are companies with operations in certain respects comparable to the Company. These companies include:

Comparable Companies

•	Garmin, Ltd.
•	Brunswick Corporation
•	Teleflex
•	Trimble Navigation
•	Kongsberg Gruppen AS
•	Furuno Electric
•	Raymarine
•	Cobra Electronics

        Based on this analysis, JPMorgan derived a per share equity value range for the Company of $27.00 to $33.00.

Selected Precedent Transactions Analysis

        JPMorgan conducted an analysis of transactions comparable to the proposed transaction. JPMorgan reviewed the publicly available financial data, stock market performance data and transaction terms of precedent business combinations in the professional consulting sectors that JPMorgan believed to be relevant. Not all of the transactions were consummated. A list of the transactions reviewed follows:

	Acquiror		Target
•	Altor Equity Partners	•	Simrad
•	SANEF	•	Masternaut
•	Brunswick	•	Navman
•	TransCore Hldgs	•	Vistar Telecommunications
•	Garmin	•	UPS Aviation Technology
•	Brunswick	•	Navman
•	Trimble Navigation	•	Applantix
•	Finmeccanica SpA	•	Marconi Mobile Holdings SpA
•	First Technology	•	Nautronix
•	Thales	•	Orbital Sciences Corp—Magellan/NavSol ops
•	Mercury Private Equity (HG)	•	Raytheon Marine
•	Cobra Electronics	•	Lowrance Electronics
•	Teleflex	•	Imo Industries—Morse Industries Unit
•	Kongsberg Gruppen	•	Navia
•	EDO	•	AIL Technologies
•	Orbital Science Corp.	•	Lowrance Electronics

        Based on this analysis, JPMorgan derived a per share equity value range for the Company of $23.00 to $27.00.

Discounted Cash Flow Analysis

        JPMorgan performed a discounted cash flow analysis of the Company to estimate the present value of the unlevered after-tax free cash flows that the Company could generate. The analysis was based on projections provided by the Company's management for the period from January 31, 2006 through July 31, 2016. Ranges of terminal values for the discounted cash flows were estimated using perpetuity growth rates of 3.50% to 4.00%. JPMorgan then discounted to present value the free cash flow streams and the terminal free cash flow using a range of discount rates of 10.00% to 11.00%. The discounted rates approximated JPMorgan's estimate of the Company's weighted average cost of capital. This analysis indicated a per share equity value range for the Company of $28.31 to $36.91.

Leveraged Buy-Out Analysis

        JPMorgan also performed a leveraged buy-out analysis assuming a transaction date of January 31, 2006 using return ranges from 20.0% to 25.0%, leverage of 5.0x latest twelve months EBITDA, a 5% management promote and terminal multiples of EBITDA for the year ending July 31, 2011. The analysis indicated a per share equity value range for the Company of $20.71 to $25.81.

Miscellaneous

        The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant assumptions and financial analysis and the application of these methods to the particular circumstances involved. Fairness opinions therefore are not readily susceptible to partial analysis or summary description, and taking portions of the analyses set out above, without considering the analyses as a whole, would, in the view of JPMorgan, create an incomplete and misleading picture of the processes underlying the analyses considered in rendering its opinion. JPMorgan did not form an opinion as to whether any individual analysis or factor (positive or negative) considered in isolation, supported or failed to support its opinion. In arriving at its opinion, JPMorgan considered the results of its separate analyses and, except as mentioned above, did not attribute particular weight to any one analysis or factor. The analyses performed by JPMorgan, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses. These analyses were prepared solely as part of the JPMorgan analysis of the fairness, from a financial point of view, of the consideration to be received by the holders of Shares in the proposed transaction.

        Under the terms of JPMorgan's engagement, the Company will be responsible to pay JPMorgan customary transaction fees. In addition, the Company has agreed to reimburse JPMorgan for its reasonable expenses, including fees and disbursements of counsel, and to indemnify JPMorgan and related parties against liabilities, including liabilities under federal securities laws, relating to, or arising out of, its engagement.

        The Board selected JPMorgan as the Company's financial advisor because of its reputation as an internationally recognized investment banking and advisory firm with substantial experience in transactions similar to the proposed transaction. As part of its investment banking and financial advisory business, JPMorgan is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes.

        JPMorgan may provide financial advisory and financial services to the combined company and/or its affiliates and may receive fees for the rendering of these services. JPMorgan acted as underwriter for the Company in its September 2004 public offering of shares of the Company's common stock. In the ordinary course of its businesses, JPMorgan may actively trade the securities of the Company and/or Parent for its own account and for the accounts of its customers and, accordingly, JPMorgan may at any time hold a long or short position in these securities.

(e)    Intent to Tender

        To the best of the Company's knowledge, all of its executive officers and directors currently intend to tender all Shares which are held of record or beneficially owned by such persons pursuant to the Offer, other than Shares, if any, held by such persons which, if tendered, could cause such person to incur liability under the provisions of Section 16(b) of the Securities Exchange Act of 1934, as amended.

ITEM 5.    PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

        Except as described below, neither the Company nor any person acting on its behalf has employed, retained or agreed to compensate any other person to make solicitations or recommendations to stockholders of the Company concerning the Offer.

        The Company retained JPMorgan to act as its financial advisor to assist in exploring potential strategic alternatives, particularly the sale or merger of the Company and to provide the Fairness Opinion in connection with the proposed Offer and Merger. Pursuant to a Letter Agreement between the Company and JPMorgan dated January 13, 2006 (the "Letter Agreement"), the Company agreed to pay JPMorgan a transaction fee payable upon the consummation of the transaction contemplated by the Merger Agreement; provided, however, if there is a material change in the advisory scope of JPMorgan, it may warrant a good-faith adjustment to the transaction fee.

        The Company also agreed to reimburse JPMorgan for its reasonable out-of-pocket expenses (including, without limitation, professional and legal fees and disbursements) incurred in connection with its engagement with respect to the services to be rendered by it, and to indemnify JPMorgan against certain liabilities in connection with its engagement under the Letter Agreement.

        In the event that the Company undertakes any transaction that is structured in a manner similar to the transaction contemplated by the Letter Agreement, the Company must offer JPMorgan the exclusive right to act as financial advisor to such transaction.

ITEM 6.    INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

        To the best of the Company's knowledge, no transactions in the Shares have been effected during the last 60 days by the Company or any executive officer, director, affiliate or subsidiary of the Company.

ITEM 7.    PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

        Except as set forth in Item 4 above, no negotiation is being undertaken or is underway by the Company in response to the Offer which relates to or would result in (i) an extraordinary transaction, such as a merger, reorganization, or liquidation involving the Company or any subsidiary thereof; (ii) a purchase, sale or transfer of a material amount of assets by the Company or any subsidiary thereof or (iii) a material change in the present dividend rate or policy, or indebtedness or capitalization of the Company.

ITEM 8.    ADDITIONAL INFORMATION.

(a)   Section 14(f) Information Statement

        The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Parent, pursuant to the Merger Agreement, of certain persons to be appointed to the Board other than at a meeting of the Company's stockholders.

(b)   Section 203 of the Delaware General Corporation Law

        As a Delaware corporation, the Company is subject to Section 203 of the DGCL. Under Section 203, "business combinations" between a Delaware corporation whose stock is listed on a national securities exchange, authorized for quotation on the Nasdaq stock market or held of record by more than 2,000 stockholders and an "interested stockholder" are prohibited for a three-year period following the time that such a stockholder became an interested stockholder, unless, among other possible exemptions, the business combination or transaction in which the stockholder became an interested stockholder was approved by the board of directors of the corporation before such other party to the business combination became an interested stockholder. The term "business combination" is defined generally to include mergers or consolidations between a Delaware corporation and an interested stockholder, transactions with an interested stockholder involving the sale or other disposition of assets of the corporation having a market value of 10% or more of the aggregate market value of the assets or stock of the corporation and transactions which increase an interested stockholder's proportionate ownership of stock. The term "interested stockholder" is defined generally as a stockholder who, together with affiliates and associates, owns 15% or more of a Delaware corporation's outstanding voting stock. An owner includes a person who has the right to acquire such stock, including upon the exercise of an option or who has the right to vote such stock pursuant to an agreement (but not if such right arises from certain revocable proxies).

        In accordance with the Merger Agreement and pursuant to Section 203, at its meeting on January 27, 2006, the Board unanimously approved the Offer and the Merger and determined to make the restrictions of Section 203 inapplicable to the Offer and the Merger.

(c)   Section 253 of the Delaware General Corporation Law

        Under Section 253 of the DGCL, if Sub acquires, pursuant to the Offer or otherwise, at least 90% of the outstanding Shares, Sub will be able to effect the Merger after the consummation of the Offer without a meeting of the Company's stockholders. However, if Sub does not acquire at least 90% of the outstanding Shares pursuant to the Offer or otherwise, a meeting of the Company's stockholders will be required under the DGCL to effect the Merger. If Sub does not acquire at least 90% of the outstanding Shares, the vote of a majority of the outstanding voting stock of the Company, which will include shares acquired by Sub, must be voted in favor of the adoption of the Merger Agreement for the Merger to be consummated.

ITEM 9.    EXHIBITS.

Exhibit No.	Description
(a)(1)(A)	Offer to Purchase dated January 31, 2006 (incorporated herein by reference to Exhibit (a)(1)(A) of Schedule TO).
(a)(1)(B)	Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) of Schedule TO).
(a)(1)(C)	Letter to Stockholders of the Company dated January 31, 2006.
(a)(1)(D)	Joint Press release issued by Parent and the Company on January 30, 2006 (incorporated herein by reference to Exhibit (a)(5)(A) of Schedule TO).
(e)(1)	Agreement and Plan of Merger, dated as of January 29, 2006, among Parent, Sub and the Company (incorporated herein by reference to Exhibit 2.1 of Form 8-K filed by the Company on January 31, 2006).
(e)(2)	Tender Agreement entered into between Parent, Sub and Darrell J. Lowrance (incorporated herein by reference to Exhibit (d)(2) of Schedule TO).
(e)(3)	Tender Agreement entered into between Parent, Sub and Ronald G. Weber (incorporated herein by reference to Exhibit (d)(3) of Schedule TO).
(e)(4)	Confidentiality Agreement between Parent and the Company dated as of January 6, 2005.
Annex I	Information Statement.
Annex II	Fairness Opinion of J.P. Morgan Securities Inc. dated January 29, 2006.

SIGNATURE

        After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LOWRANCE ELECTRONICS, INC.
Dated: January 31, 2006	By:	/s/ DARRELL J. LOWRANCE Darrell J. Lowrance President and Chief Executive Officer

ANNEX I

Lowrance Electronics, Inc.
12000 East Skelly Drive, Tulsa, Oklahoma 74128

Information Statement Pursuant to Section 14(f)
of the Securities Exchange Act of 1934
and Rule 14f-1 Thereunder

        This information statement ("Information Statement") is being mailed on or about January 31, 2006 as part of the Solicitation/Recommendation Statement on Schedule 14D-9 (the "Schedule 14D-9") to holders of the common stock, par value $0.10 per share ("Shares"), of Lowrance Electronics, Inc. (the "Company"). Capitalized terms used and not otherwise defined herein shall have the respective meanings set forth in the Schedule 14D-9. You are receiving this Information Statement in connection with the possible election of persons designated by Navico Acquisition Corp. ("Sub"), a Delaware corporation and wholly owned subsidiary of Simrad Yachting AS ("Parent").

        This Information Statement is required by Section 14(f) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and Rule 14f-1 promulgated thereunder. You are urged to read this Information Statement carefully. You are not, however, required to take any action. The information contained in this Information Statement concerning Parent and Sub has been furnished to the Company by Parent, and the Company assumes no responsibility for the accuracy, completeness or fairness of any such information.

GENERAL INFORMATION REGARDING THE COMPANY

General

        At the close of business on January 27, 2006, there were 5,135,516 Shares issued and outstanding, which is the only class of securities outstanding having the right to vote for the election of the Company's directors, each of which entitles its record holder to one vote.

Sub Designees

        On January 29, 2006, the Company, Parent, and Sub entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in accordance with the terms and subject to the conditions therein, (i) Sub commenced a tender offer (the "Offer") for any and all outstanding Shares of the Company at a price of $37.00 per Share, net to the seller in cash, without interest thereon, and (ii) at the effective time of such Merger (the "Effective Time"), Sub will be merged with and into the Company (the "Merger").

        The Merger Agreement provides that, promptly upon the purchase of, and payment for, any Shares by Sub pursuant to the Offer which represent at least a majority of the Shares outstanding (determined on a fully-diluted basis) and at all times thereafter, Sub shall be entitled to elect or designate to the Company's Board of Directors (the "Company Board") such number of directors, rounded up to the next whole number, as is equal to the product of (i) the total number of directors on the Company Board (giving effect to the directors appointed or elected pursuant to this sentence) multiplied by (ii) the percentage of the outstanding Shares (determined on a fully-diluted basis) that are then beneficially owned by Sub and its affiliates. Pursuant to the Merger Agreement, the Company is required to use its best efforts to take all such actions as are necessary to (i) elect or appoint Sub's designees permitted to be so elected or designated to the Company Board and (ii) cause the directors so elected or designated to constitute the same percentage (rounded up to

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the next whole number) of the members of each committee of the Company Board as such directors represent of the Company Board, in each case to the fullest extent permitted by applicable law and the rules and regulations of Nasdaq. The Company's obligations relating to the Company Board are subject to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder. In the event that Sub's designees are so elected or designated to the Company Board, then, at all times prior to the Effective Time, the Company and Parent will use their respective reasonable best efforts to cause (i) the members of the Company Board as of January 29, 2006 (the "Continuing Directors") to remain directors on the Company Board, (ii) the Continuing Directors (other than the chief executive officer of the Company) to remain as members of the audit committee of the Company Board and (iii) such audit committee to comply with all requirements of the federal securities laws, including any rule, regulation, interpretation or position of the Securities and Exchange Commission (the "SEC") or the staff thereof or Nasdaq (the "Audit Committee Requirements"). If any Continuing Director is unable to serve due to death, disability or resignation, the remaining Continuing Director(s) (or, if none of the Continuing Directors are then in office, the members of the Company Board) shall be entitled to elect or designate another person (or persons) who will satisfy the Audit Committee Requirements to fill such vacancy and each such person shall be deemed to be a Continuing Director for purposes of the Merger Agreement.

        From and after any time prior to the Effective Time when Sub's designees constitute a majority of the Company Board, Sub shall cause such designees not to approve any amendment or termination by the Company of, or any waiver by the Company of any of its rights under, the Merger Agreement that would materially and adversely affect the holders of Shares (other than Parent and Sub) unless such action is approved by a majority of the Continuing Directors.

        As of the date of this Information Statement, Sub has not determined who will be Sub's designees. However, Sub's designees will be selected from the directors and executive officers of Parent listed in Schedule I to the Offer to Purchase (each a "Potential Sub Designee").

        The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment of each of the Potential Sub Designees for at least the last five (5) years are set forth in Schedule I to the Offer to Purchase.

        Parent has informed the Company that, except as described in the Offer to Purchase or the Schedule 14D-9, (i) to the best knowledge of Parent and Sub, none of the Potential Sub Designees or any associate or majority-owned subsidiary of any such person beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) to the best knowledge of Parent and Sub, none of the Potential Sub Designees has effected any transaction in the Shares during the past 60 days.

        Parent has informed the Company that, except as provided in the Merger Agreement and the Tender Agreements or as otherwise described in the Offer to Purchase or the Schedule 14D-9, to the best knowledge of Parent and Sub, none of the Potential Sub Designees has any contract, arrangement, understanding or relationship with any other person with respect to any Shares of the Company, including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or voting of such Shares, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

        Parent has informed the Company that, except as set forth in the Offer to Purchase or the Schedule 14D-9, to the best knowledge of Parent and Sub, none of the Potential Sub Designees has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Parent has informed the Company that, except as set forth in the Offer to

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Purchase or the Schedule 14D-9, there have been no contacts, negotiations or transactions between any of the Potential Sub Designees, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of Shares, an election of directors or a sale or other transfer of a material amount of assets.

        Parent has informed the Company that, except as set forth in the Offer to Purchase or the Schedule 14D-9, none of the Potential Sub Designees has, during the past five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

DIRECTORS AND EXECUTIVE OFFICERS

Directors

        Pursuant to the Company's Certificate of Incorporation, all the directors of the Company stand for election annually and serve until their successors are duly elected and qualified. The following individuals comprise the current board of directors.

        DARRELL J. LOWRANCE. Mr. Lowrance, age 67, a founder of the Company, has been with the Company since its formation in 1957. He currently serves as President and Chief Executive Officer and a director of the Company, positions he has held since 1964, and is active in the day-to-day operations of the Company. During 1983 and 1984, Mr. Lowrance served as President of the American Fishing Tackle Manufacturer's Association (AFTMA). In July 1988, Mr. Lowrance was re-elected to the Board of Directors of AFTMA, a position he previously held from 1978 through 1986. Additionally, in April 1989, Mr. Lowrance was elected as a director of the National Association of Marine Products and Services. Recently, he was elected to the Board of Directors of the American Fishing Association. (ASA).

        M. WAYNE WILLIAMS. Mr. Williams, age 68, a retired CPA, has served as a director since August 2002. Electronic Data Systems (EDS) employed him from 1976 until his retirement in 1996. While at EDS, he was responsible for the preparation of company financial statements in accordance with GAAP, as well as the overview of all Securities and Exchange Commission reporting. He was also responsible for statutory, contract and GAAP reporting for EDS's wholly-owned insurance subsidiary. Prior to EDS, he was an audit manager with the accounting firm of Touche Ross & Co., working in audit, tax and consulting.

        GEORGE W. JONES. Mr. Jones, age 67, has served as a director since April 2001. Mr. Jones is a retired Vice President of The Equitable of New York, a national financial services provider. He holds the designation of chartered Financial Consultant awarded by the Society of Financial Service Professionals.

        JASON C. SAUEY. Mr. Sauey, age 44, has served as a director since May 2004. Mr. Sauey has been President of Flambeau, Inc., a proprietary products marketer and contracts plastics manufacturer, since 1992. Mr. Sauey joined Flambeau, Inc. in 1985 as marketing manager and was subsequently promoted to Vice-President of Marketing in 1986. In addition, Mr. Sauey is a director of Flambeau, Inc., as well as its parent holding company, The Nordic Group of Companies. Mr. Sauey received his Masters of Business Administration from the University of Chicago School of Business in 1985.

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Executive Officers

        All officers of the Company are elected annually and serve at the pleasure of the Board. Information concerning President and Chief Executive Officer, Darrell J. Lowrance, is set forth above under "Directors."

        Mark C. McQuown, age 54, has served as Vice President of Sales since February 2000. Prior thereto, Mr. McQuown was Director of Sales since August 1997. Mr. McQuown joined the Company in June 1984 as a Zone Sales Manager and was subsequently promoted to Regional Sales Manager in June 1988, Director of International Sales in February 1995 and Director of International, Government and Industrial Sales in June 1996.

        Bob G. Callaway, age 63, has served as Vice President of Marketing since March 2000. Mr. Callaway joined the Company in August 1987 as Manager of Video Communications and was promoted to Director of Video Communications in October 1993. He subsequently joined Addvantage Media as Vice President-Field Service Group in March 1997. He worked as a freelance marketing consultant from October 1998 and in July 1999, joined T.D. Williamson as Manager of Marketing Relations before returning to the Company in March 2000.

        Jane M. Kaiser, age 45, has served as Vice President of Customer Operations since February 2000. Prior thereto, Ms. Kaiser was Director of Customer/Sales Service since August 1997. Ms. Kaiser joined the Company in May 1995 as a Cost Productivity Analyst and was subsequently promoted to Director of Cost Productivity in December 1995. Prior to joining the Company, Ms. Kaiser was employed by Kimberly Clark for nine years. Ms. Kaiser holds an MBA from Oklahoma State University and a CPA license from the state of Illinois.

        Paul C. Murphy, age 61, has served as Vice President of Finance and Chief Financial Officer since December 28, 2005. He was most recently Chief Operating Officer of the American Cancer Society, Kansas City, MO. Formerly, he was Chief Operating Officer and Executive Vice President of NANCI Corporation, Vice President and Treasurer of Tulsa-based Memorex Telex Corporation and Vice President of Finance at Lummus Crest. He received his B.S. degree in accounting from the University of Tulsa in 1968 and became a CPA in 1971.

        Larry B. Toering, age 44, has served as Senior Vice President of Sales and Marketing since June 2004. Mr. Toering was the Director of Aviation Product Sales from April 2003 through June 2004 and was North American Aviation Sales Manager from June 1997 through November 1999. From November 1999 through June 2004, Mr. Toering was also a captain with American Airlines.

        Ronald G. Weber, age 61, has served as Executive Vice President of Engineering and Manufacturing since December 2004, Executive Vice President from June 2004 to December 2004 and Executive Vice President of Engineering and Manufacturing from July 2000 until June 2004. Prior thereto, Mr. Weber was the Executive Vice President of Technologies and Engineering from December 1993 until July 2000 and Senior Vice President of Engineering from September 1980 until December 1993. Mr. Weber joined the Company in January 1976 as a Senior Design Engineer and was subsequently promoted to Chief Design Engineer in October 1976, Director of Design Engineering in October 1977 and Vice President of Engineering in March 1979.

SECURITY OWNERSHIP OF CERTAIN
BENEFICIAL OWNERS AND MANAGEMENT

Principal Stockholders

        The following table sets forth, as of January 27, 2006, the number and percentages of outstanding Shares beneficially owned by all persons known by the Company to own more than

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5% of the Company's Common Stock, by each director of the Company, and by all officers and directors of the Company as a group:

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership		Percentage of Shares
Darrell J. Lowrance (1)	758,123	(2)	14.8%
12000 East Skelly Drive Tulsa, OK 74128-2486
Royce & Associates	598,080		11.7%
1414 Avenue of the Americas New York, NY 10019
First Wilshire Securities Management, Inc.	472,921		9.2%
600 South Lake Street, Suite 100 Pasadena, CA 91106-3955
Pequot Capital Management, Inc.	361,200		7.0%
500 Nyala Farm Road Westport, CT 06880
SunTrust Banks, Inc.	292,800		5.7%
303 Peachtree Street, Suite 1500 Miami, FL 33131-2881
Ronald G. Weber (4)	65,604		1.3%
12000 East Skelly Drive Tulsa, OK 74128-2486
George W. Jones(3)	7,946		*
7607 So. Marion Tulsa, OK 74136
M. Wayne Williams(3)	9,500		*
2800 Hacienda Ct. Plano, TX 75023
Jason C. Sauey(3)	0		N/A
15981 Valplast Road Middlefield, OH 44062
Larry B. Toering(4)	0		N/A
12000 East Skelly Drive Tulsa, OK 74128-2486
Mark C. McQuown(4)	40		*
12000 East Skelly Drive Tulsa, OK 74128-2486
Bob G. Callaway(4)	0		N/A
12000 East Skelly Drive Tulsa, OK 74128-2486
Jane M. Kaiser(4)	0		N/A
12000 East Skelly Drive Tulsa, OK 74128-2486

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Douglas J. Townsdin	8,653		*
12000 East Skelly Drive Tulsa, OK 74128-2486
All directors and officers as a group	841,213	(5)	16%
(including those listed above, eight persons total)

*
Less than 1%

(1)
Director and Executive Officer.

(2)
Includes 324,408 Shares held indirectly in an individual retirement account with Mr. Lowrance having the sole voting and investment power, and 3,725 owned indirectly by an immediate family member.

(3)
Director.

(4)
Executive Officer.

(5)
All securities owned by officers and directors are owned directly except for 328,133 Shares described in note (2) above.

CERTAIN RELATIONSHIPS AND TRANSACTIONS

        None.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

        The Company believes that during the fiscal year ended July 31, 2005, its directors and executive officers timely filed all reports due under Section 16(a) of the Exchange Act.

GENERAL INFORMATION WITH RESPECT
TO THE BOARD OF DIRECTORS

        The Board met seven times during the fiscal year ended July 31, 2005. The Board has an Audit Committee, a standing Compensation Committee and a standing Nominating Committee.

Committees of the Board

        Audit Committee.    The Audit Committee is composed of M. Wayne Williams (Chairman), George W. Jones and Jason C. Sauey. The Audit Committee held four meetings during the Company's 2005 fiscal year and three Executive Sessions with Deloitte and Touche LLP, its independent auditors. All members attended the meetings. The Audit Committee meets on a scheduled basis with the Company's independent public accountants and is available to meet at the request of the Company's independent public accountants. The Audit Committee reviews the Company's accounting policies, internal controls, and other accounting and auditing matters; considers the qualifications of the Company's independent public accountants; makes a recommendation to the Board as to the engagement of an independent public accountant; and reviews the letter of engagement and statement of fees relating to the scope of the annual audit and special audit work which may be recommended or required by the independent public accountants.

        Compensation Committee.    The Compensation Committee is composed of George W. Jones (Chairman), M. Wayne Williams and Jason C. Sauey. Each member of this Committee is an

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independent director under applicable Nasdaq listing standards. The Compensation Committee held two meetings during the Company's 2005 fiscal year at which all members attended. The Committee reviews the nature and amount of compensation of the officers of the Company and recommends changes with respect thereto, including the Company's Executive Bonus Plan and the 2001 Stock Option Plan.

        Nominating Committee; Director Nomination Process.    The Nominating Committee is composed of Jason C. Sauey (Chairman), George W. Jones, and M. Wayne Williams. Each member of this Committee is an independent director under applicable Nasdaq listing standards. This committee held one meeting during the last fiscal year. The Nominating Committee identifies and submits director nominees for our annual meeting of stockholders to the Board for their approval.

        All incumbent directors attended 100% of the aggregate number of meetings of the Board and Committees upon which they sit.

DIRECTORS' COMPENSATION

        Each director receives $12,000 per year compensation and an additional fee of $1,500 for each meeting of the Board and $750 for each Committee meeting attended. All directors are reimbursed for certain reasonable out-of-pocket expenses incurred in attending meetings of the Board or Committee meetings.

COMPENSATION OF EXECUTIVE OFFICERS

        Summary Compensation Table.    The following table sets forth the aggregate cash compensation earned by the executive officers listed for services rendered in all capacities to the Company for the fiscal year ended July 31, 2005:

			(1)	(2)	(3)
Name of Individual/ Principal Position	Year	Salary	Bonus	Other Annual Compensation	All Other
Darrell J. Lowrance	2005	$458,700	$193,800	—	$28,400
President and Chief	2004	441,100	373,800	—	43,300
Executive Officer	2003	429,200	304,700	—	29,900
Ronald G. Weber	2005	271,200	73,800	—	12,500
Executive Vice President of	2004	259,800	120,000	—	11,800
Engineering and Manufacturing	2003	253,700	118,000	—	11,600
Larry B. Toering	2005	205,500	55,900	—	10,800
Senior Vice President	2004	91,000	8,200	—	1,400
of Sales and Marketing	2003	12,500	—	—	—
David A. Craig (4)	2005	197,900	—	—	10,900
Vice President of Engineering	2004	88,000	8,200	—	2,600
	2003	78,500	—	—	—
Mark C. McQuown	2005	170,000	46,200	—	12,200
Vice President of Sales	2004	163,400	75,200	—	12,000
	2003	159,000	74,000	—	11,600
Bob G. Callaway	2005	166,400	45,200	—	10,500
Vice President of Marketing	2004	160,000	73,700	—	10,700
	2003	155,700	72,400	—	11,000
Jane M. Kaiser	2005	160,300	43,600	—	11,900
Vice President of	2004	154,200	71,000	—	10,800
Customer Operations	2003	150,000	69,700	—	10,600
Douglas J. Townsdin	2005	167,000	33,600	—	12,400
Vice President of Finance	2004	160,500	74,000	—	12,000
Chief Financial Officer	2003	156,200	72,600	—	11,600

(1)
The Company's Executive Bonus Plan for fiscal year 2005 provided for a performance bonus pool measured entirely on the basis of the Company's pretax, prebonus earnings compared to budgeted pretax, prebonus earnings. This bonus pool was to be divided, based on certain predetermined

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  percentages, between the Company's President and its Vice Presidents. In order to earn any performance bonus, it was necessary for pretax, prebonus income to exceed $7,400,000, which the Company did and accordingly a performance bonus pool of $261,000 was earned and paid. The Executive Bonus Plan for fiscal year 2005 also provided for discretionary bonuses for executive officers, except the President, are granted at the recommendation of the President on the basis of individual performance not to exceed 15% of their respective salaries. The President and the Compensation Committee of the Board of Directors did exercise their right to recommend discretionary bonuses for executive officers of the Company. Accordingly, discretionary bonuses of approximately $231,000 were paid.

(2)
The remuneration described in other annual compensation includes the cost to the Company of benefits furnished to the executive officers, including premiums for life and health insurance, personal use of Company automobiles or automobile allowances and other personal benefits provided to such individuals that are extended in connection with the conduct of the Company's business. No officer received other compensation in excess of 10% of such officer's cash compensation in the form of salary and bonuses or in excess of $50,000.

(3)
Other compensation resulted from contributions to the Lowrance Savings Plan and Trust on behalf of the listed executive officers. Also included are director's fees of $16,000, $31,500, and $18,000 paid to Mr. Lowrance in 2005, 2004 and 2003, respectively.

(4)
Does not include $23,400 of accrued vacation paid to Mr. Craig in July when the Company no longer employed him.

        Employment and Severance Arrangements.    The Company entered into amended employment agreements (the "Amended Employment Agreements") with Bob G. Callaway dated March 27, 2004, and Mark C. McQuown, Douglas J. Townsdin, and Jane M. Kaiser dated April 7, 2004. The summary of such Amended Employment Agreements contained herein does not purport to be complete and is qualified in its entirety by reference to the Amended Employment Agreements, which were filed as Exhibits 10.49 through 10.52 to the Company's April 30, 2004 Quarterly Report on Form 10-Q. The term of the Amended Employment Agreements ran for a period of 12 months. Under the terms of the Employment Agreements, if the employment of any executive was terminated other than for "cause" (as defined therein), then each such executive was entitled to payment of their salary in accordance with the Company's standard payroll practices for the remainder of the term of the agreement or a period of twelve months, whichever is longer. If the employment of the executive was terminated upon a change of control of the Company (as defined therein), then each such executive was entitled to a lump sum payment equal to 24 months of their salary. In March and April of 2005 the Amended Employment Agreements expired by their terms and were not renewed. However, Mr. McQuown, Mr. Townsdin, Mr. Callaway, and Ms. Kaiser remain executive officers of the Company on an at-will employment basis.

        Stock Option Plans.    On July 2, 2001, the Company adopted the 2001 Stock Option Plan which provides for a maximum of 300,000 common shares available for issue. On July 31, 2001, 250,000 options were granted. All 250,000 of these options were exercised in fiscal 2005. There are 50,000 common shares available for grant. The Plan provides for incentive stock options, non-qualified stock options and stock appreciation rights and is designed to serve as an incentive for attracting and retaining qualified, competent employees and directors. Depending upon the type of option, the options and stock appreciation rights granted cannot have terms greater than ten years and six months. The plan requires incentive stock options to be granted at an option price of not less than 100% of the fair market value of the Company's Common Stock at the date of grant. The plan is administered by the Compensation Committee and was approved by the stockholders at the Annual Meeting held December 11, 2001. As of July 31, 2005, seven persons were eligible for consideration to receive options under the 2001 Stock Option Plan.

        On July 25, 2001, the Compensation Committee recommended and the Board of Directors approved that a total of 134,453 incentive stock options be granted and 115,547 non-qualified stock options be granted under the 2001 Stock Option Plan, all at an exercise price of $2.67, the fair market value on the date of grant. All 250,000 options granted on July 31, 2001 were exercised in fiscal 2005. There are no options outstanding.

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        Retirement Plan.    The Lowrance Savings Plan and Trust (the "Retirement Plan") requires the Company to contribute to the Retirement Plan up to 6% of each participant's salary annually. Participants include all employees of the Company, including executive officers, who have completed one year of employment with at least 1,000 hours of service. The Company makes a fixed contribution of 3% of each participant's salary. In addition, if an employee makes voluntary contributions, the Company will make additional contributions equal to 100% of the first $10 per pay period of the employee's contribution and 50% thereafter, not to exceed 3% of the employee's salary. Each participant's interest in the Company's contributions vests fully over a period of seven years. Generally, a participant's interest in the Company's contributions may be withdrawn only upon termination or in certain hardship situations.

Report of Compensation Committee on Executive Compensation

        The members of the Compensation Committee are Mr. George W. Jones (Chairman), Mr. M. Wayne Williams, and Mr. Jason C. Sauey. Each member of the Committee is a non-employee director.

        In determining the compensation payable to the Company's executive officers, it is the basic philosophy of the Committee that the total annual compensation for these individuals should be at a level which is competitive with the marketplace in companies of similar size for positions of similar scope and responsibility. In determining the appropriateness of compensation levels, the Committee annually reviews the Company's compensation policies and compensation information/surveys, which provide a comparison of the fixed and variable portions of the executive officer's compensation.

        The key elements of the total annual compensation for executive officers consist of a base salary and variable compensation in the form of annual bonuses. Additionally, executives may participate on the same basis as other employees in the Company's Retirement Plan on a tax-deferred basis.

        The base salaries are established on the basis of the individual's qualifications and relevant experience, his or her contribution and performance, and the compensation levels of executive officers at similar companies, subject to the requirements of any employment to which an executive officer is a party.

        Annual bonuses consist of two components, a performance bonus based entirely on the basis of the Company's pretax, prebonus earnings and a discretionary bonus for executive officers, except the President, which is recommended by the President on the basis of individual performance.

        The Committee believes that the Chief Executive Officer's salary is largely based upon the same policies and criteria used for other executive officers of the Company, as well as chief executive officers at comparable companies. Accordingly, each year the Committee reviews Mr. Lowrance's compensation arrangement, his individual performance and contributions to the Company during the fiscal year under review, the Company's performance, major accomplishments and reported base salary information for the chief executive officers at comparable companies. The Committee recommends the level of individual performance bonus to be awarded to the Chief Executive Officer.

Stock Performance Graph

        The following performance graph compares the cumulative total stockholder return on the Company's common stock to the cumulative total returns of the Nasdaq U.S. and Nasdaq Electronic components indices. The graph assumes that the value of the investment in the

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Company's common stock and each index was $100 as of July 31, 2000 and that all dividends were invested on a quarterly basis.

TOTAL RETURN TO STOCKHOLDERS
(ASSUMES $100 INVESTMENT ON 7/31/00)

Total Return Analysis

	7/31/2000	7/31/2001	7/31/2002	7/31/2003	7/31/2004	7/31/2005
LEIX	$100.00	$81.38	$100.97	$238.07	$747.31	$648.28
NASDAQ Electronic Components	$100.00	$29.46	$17.90	$28.27	$23.53	$27.04
NASDAQ U.S.	$100.00	$42.76	$31.38	$43.23	$44.01	$52.53

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ANNEX II

[JP Morgan Letterhead]

January 29, 2006

The Board of Directors
Lowrance Electronics, Inc.
12000 E. Skelly Drive
Tulsa, OK 74128-2486

Members of the Board of Directors:

        You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.10 per share (the "Company Common Stock"), of Lowrance Electronics, Inc. (the "Company") of the consideration to be received by such holders in the proposed tender offer and merger (the "Transaction") of the Company with a wholly-owned subsidiary of Simrad Yachting, AS (the "Acquiror"). Pursuant to the Agreement and Plan of Merger, dated as of January 29, 2006 (the "Agreement"), among the Company, the Acquiror and a subsidiary of the Acquiror, the Company will become a wholly-owned subsidiary of the Acquiror, and each outstanding share of Company Common Stock, other than shares of Company Common Stock held in treasury or owned by the Acquiror and its affiliates, will be converted into the right to receive $37.00 per share in cash.

        In arriving at our opinion, we have (i) reviewed a draft dated January 25, 2006 of the Agreement; (ii) reviewed certain publicly available business and financial information concerning the Company and the industries in which it operates; (iii) compared the proposed financial terms of the Transaction with the publicly available financial terms of certain transactions involving companies we deemed relevant and the consideration received for such companies; (iv) compared the financial and operating performance of the Company with publicly available information concerning certain other companies we deemed relevant and reviewed the current and historical market prices of the Company Common Stock and certain publicly traded securities of such other companies; (v) reviewed certain internal financial analyses and forecasts prepared by the management of the Company relating to its business; and (vi) performed such other financial studies and analyses and considered such other information as we deemed appropriate for the purposes of this opinion.

        In addition, we have held discussions with certain members of the management of the Company and the Acquiror with respect to certain aspects of the Transaction, and the past and current business operations of the Company, the financial condition and future prospects and operations of the Company, and certain other matters we believed necessary or appropriate to our inquiry.

        In giving our opinion, we have relied upon and assumed, without assuming responsibility or liability for independent verification, the accuracy and completeness of all information that was publicly available or was furnished to or discussed with us by the Company and the Acquiror or otherwise reviewed by or for us. We have not conducted or been provided with any valuation or appraisal of any assets or liabilities, nor have we evaluated the solvency of the Company or the Acquiror under any state or federal laws relating to bankruptcy, insolvency or similar matters. In relying on financial analyses and forecasts provided to us, we have assumed that they have been reasonably prepared based on assumptions reflecting the best currently available estimates and judgments by management as to the expected future results of operations and financial condition of the Company to which such analyses or forecasts relate. We express no view as to such analyses or forecasts or the assumptions on which they were based. We have also assumed that the

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Transaction, and that the other transactions contemplated by the Agreement, will be consummated as described in the Agreement, and that the definitive Agreement will not differ in any material respects from the draft thereof furnished to us. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel. We have further assumed that all material governmental, regulatory or other consents and approvals necessary for the consummation of the Transaction will be obtained without any adverse effect on the Company.

        Our opinion is necessarily based on economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and that we do not have any obligation to update, revise, or reaffirm this opinion. Our opinion is limited to the fairness, from a financial point of view, of the consideration to be received by the holders of the Company Common Stock in the proposed Transaction and we express no opinion as to the fairness of the Transaction to, or any consideration of, the holders of any other class of securities, creditors or other constituencies of the Company or as to the underlying decision by the Company to engage in the Transaction.

        We note that we were not authorized to and did not solicit any expressions of interest from any other parties with respect to the sale of all or any part of the Company or any other alternative transaction. We also note that we did not participate in negotiations with respect to the terms of the Transaction and related transactions.

        We have acted as financial advisor to the Company with respect to the proposed Transaction and will receive a fee from the Company for our services if the proposed Transaction is consummated. In addition, the Company has agreed to indemnify us for certain liabilities arising out of our engagement. Please be advised that we acted as underwriter for the Company in its September 2004 public offering of 2,160,000 shares of the Company's common stock. In the ordinary course of our businesses, we and our affiliates may actively trade the debt and equity securities of the Company or the Acquiror for our own account or for the accounts of customers and, accordingly, we may at any time hold long or short positions in such securities.

        On the basis of and subject to the foregoing, it is our opinion as of the date hereof that the consideration to be received by the holders of the Company Common Stock in the proposed Transaction is fair, from a financial point of view, to such holders.

        This letter is provided to the Board of Directors of the Company in connection with and for the purposes of its evaluation of the Transaction. This opinion does not constitute a recommendation to any shareholder of the Company as to whether to tender shares to Acquiror in the tender offer or how such shareholder should vote with respect to the merger or any other matter, if such vote is required. This opinion may not be disclosed, referred to, or communicated (in whole or in part) to any third party for any purpose whatsoever except with our prior written approval. This opinion may be reproduced in full in any tender offer materials or any proxy or information statement mailed to shareholders of the Company but may not otherwise be disclosed publicly in any manner without our prior written approval.

Very truly yours,
/s/ J.P. Morgan Securities Inc. J.P. MORGAN SECURITIES INC.

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GENERAL INFORMATION REGARDING THE COMPANY
DIRECTORS AND EXECUTIVE OFFICERS
CERTAIN RELATIONSHIPS AND TRANSACTIONS
SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE
GENERAL INFORMATION WITH RESPECT TO THE BOARD OF DIRECTORS
DIRECTORS' COMPENSATION
COMPENSATION OF EXECUTIVE OFFICERS
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TOTAL RETURN TO STOCKHOLDERS (ASSUMES $100 INVESTMENT ON 7/31/00)